OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

               SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             86880T100
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         July 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 86880T100		Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,740,833
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,740,833
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X] Non-vested options to purchase 291,667 shares.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON* IN

        *    The calculation of the foregoing percentage is based upon 31,447,387 shares of Surge Global Energy, Inc. common stock outstanding as of October 31, 2008 and also assumes the exercise of 2,208,333 options and 200,000 warrants held by Mr. Nussbaum to purchase shares of common stock exercisable within sixty (60) days hereof.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 86880T100		Page 3 of 4 Pages

Introduction

This Amendment No. 7 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Person’s prior amendment (filed July 23, 2008) to an original Statement of Beneficial Ownership on Schedule 13D (filed October 12, 2007) filed pursuant to a joint filing agreement and labeled Amendment No. 5 for purposes of amending the Schedule 13D of other named persons.

On October 12, 2007, the Reporting Person filed a joint Schedule 13D/A together with Jeffrey L. Bernstein, David M. Chester, E. Jamie Schloss, Mark Fritz, Ori L. Zemer, Tal Zemer and Zemer Family Trust DTD 12/21/1993 pursuant to a Joint Filing Agreement. Said Agreement is terminated and each of the aforementioned persons are required to file Schedule 13D’s, if applicable, as individual filers.

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

Item 2.                      Identity and Background

(a-b)	This Schedule 13D is being filed by Barry Nussbaum (the “Reporting Person”). The address of the Reporting Person c/o Surge Global Energy, Inc. at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

(c)	The Reporting Person is a director of the Company and is primarily engaged in the real estate industry and managing investments.

(d-e)
During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock for general investment purposes. The source of funds for the Reporting Person for the acquisitions was personal funds. The net investment cost of the shares of Common Stock owned by the Reporting Person is about $168,550.

Item 4.                      Purpose of Transactions

The shares of Common Stock owned by the Reporting Person were acquired for investment purposes only. Other than as set forth above in this Item 4, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

SCHEDULE 13D
CUSIP No. 86880T100		Page 4 of 4 Pages

Item 5.                      Interest in Securities of the Issuer

(a)    As of the date hereof, the Reporting Person is the beneficial holder of 2,740,833 shares of Common Stock of the Company, constituting 8.1% of the Company’s outstanding Common Stock (see Calculating the Percentage Ownership below). Of the 2,740,833 shares of Common Stock beneficially owned by the Reporting Person, the total includes: (i) 100,000 shares of Common Stock held directly by Benjamin Financial Limited Partnership, an affiliated company of Mr. Nussbaum and 232,500 shares of Common Stock owned directly by Mr. Nussbaum, the Reporting Person;(ii) 200,000 shares of Common Stock issuable upon exercise of warrants, exercisable at $1.45 per share by Benjamin Financial Limited Partnership; and (iii) 2,208,333 shares of common stock issuable upon exercise of options, exercisable at $.08 per share, which warrants and options are exercisable within 60 days of the date hereof. The foregoing does not include non-vested options to purchase 291,667 shares.

Calculating the Percentage Ownership: The percentages calculated above are based upon 31,447,387 shares of Common Stock of the Company outstanding as of October 31, 2008.

(b)    The Reporting Person has: (i) sole power to vote or to direct the vote of 2,740,833 shares of Common Stock (excluding 291,667 non-vested options).

(c)    On August 21, 2008, the Reporting Person purchased 32,500 shares in the open market at $.10 per share.

(d)    No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, other than as described above in this Item 5.

(e)    Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.                      Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2008

Signature By:	/s/ Barry Nussbaum
Barry Nussbaum